SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

                                Amendment No.: *

                        Name of Issuer: Aceto Corporation

           Title of Class of Securities: Common Stock, $.01 par value

                             CUSIP Number: 004446100

             Date of Event Which Requires Filing of this Statement:

                                 March 26, 2001

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provide in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number: 004446100

1.       Name of Reporting Persons
         I.R.S. Identification No. of Above Persons

                  Schweizerhall, Inc.

2.       Check the appropriate Box if a Member of a Group

                  a.       X
                  b.

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.       Sole Voting Power:

                  200,000

6.       Shared Voting Power:

                  0

7.       Sole Dispositive Power:

                  200,000

8.       Shared Dispositive Power:

                  0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  200,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  /  /

                                    Cover-2

11.      Percent of Class Represented by Amount in Row (9)

                  3.07%

12.      Type of Reporting Person

                  CO

                                    Cover-3

CUSIP Number:  004446100

1.       Name of Reporting Persons
         I.R.S. Identification No. of Above Persons

                  Chemische Fabrik Schweizerhall

2.       Check the appropriate Box if a Member of a Group

                a.       X
                b.

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  Switzerland

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.       Sole Voting Power:

                  400,000

6.       Shared Voting Power:

                  0

7.       Sole Dispositive Power:

                  400,000

8.       Shared Dispositive Power:

                  0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  400,000

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  /   /

                                    Cover-4

11.      Percent of Class Represented by Amount in Row (9)

                  6.13%

12.      Type of Reporting Person

                  CO

                                    Cover-5

Item 1. (a)     Name of Issuer:  Aceto Corporation

        (b)     Address of Issuer's Principal Executive Offices:

                  One Hollow Lane
                  Lake Success, New York  11042

Item 2. (a)-(c) Name, Address of Principal Business office, and Citizenship of Persons Filing:

                  Schweizerhall, Inc.
                  25 Corporate Place South
                  Piscataway, New Jersey 08854
                  Place of organization - New Jersey

                  Chemische Fabrik Schweizerhall
                  CH-4013 Basel
                  Switzerland
                  Place of organization - Switzerland

        (d)     Title of Class of Securities:  Common Stock, $.01 par value

        (e)     CUSIP Number:  004446100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) (1) or 13d-2(b) or
(c) check whether the person filing is:                 N/A

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4. Ownership.

         (a)      Amount Beneficially Owned:
                                Schweizerhall, Inc.:  200,000 shares
                                        (with sole power to vote and
                                        sole power to dispose of)
                                Chemische Fabrik Schweizerhall:  400,000 shares
                                        (with sole power to vote and
                                        sole power to dispose of)

         (b)      Percent of Class:
                                Schweizerhall, Inc.:  3.07%
                                Chemische Fabrik Schweizerhall:  6.13%

Item 5. Ownership of Five Percent or Less of a Class.

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  N/A

Item 8. Identification and Classification of Members of the Group.

                  See Exhibit Attached.

Item 9.  Notice of Dissolution of Group.

                  N/A

Item 10. Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Schweizerhall, Inc.



                                    By: /s/ Kevin Carraher
                                        ----------------------------------
                                        Kevin Carraher, Executive Vice President


                                    Chemische Fabrik Schweizerhall

                                    By: /s/ Erich Schmid
                                        ----------------------------------
                                        Erich Schmid, Corporate Secretary
April 2, 2001

                                    By: /s/ Konrad P. Wirz
                                        ----------------------------------
                                        Konrad P. Wirz, Chief Financial Officer

                                    AGREEMENT

                  The undersigned agree that this Schedule 13G dated April 2001 relating to the Common Stock of Aceto Corporation shall be filed on behalf of the undersigned.

                                    Schweizerhall, Inc.



                                    By: /s/ Kevin Carraher
                                        ----------------------------------
                                        Kevin Carraher, Executive Vice President


                                    Chemische Fabrik Schweizerhall

                                    By: /s/ Erich Schmid
                                        ----------------------------------
                                        Erich Schmid, Corporate Secretary


                                    By: /s/ Konrad P. Wirz
                                        ----------------------------------
                                        Konrad P. Wirz, Chief Financial Officer